PROCESSED

JUN 19 2006

THOMSON FINANCIAL

06007827

AB 4/6/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13650

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cazenove Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

640 Fifth Avenue
(No. and street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark J. Godridge **212-376-1225**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCooper LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

RECEIVED MAR 31 2006 WASH. D.C. 152 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, Mark Godridge, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Cazenove Incorporated as of and for the twelve months ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

M Godridge 03/17/2006

Signature Date

President

Title

Notary Public

PATRICK D. CONSOLA
Notary Public, State of New York
No. 31-4997219
Qualified In New York County
Commission Expires June 1, 2006

Cazenove Incorporated

Statement of Financial Condition
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Cazenove Incorporated

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Cazenove Incorporated (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed more fully in Notes 3 and 8, the Company has extensive transactions and relationships with affiliated parties.

PricewaterhouseCoopers LLP

March 10, 2006

Cazenove Incorporated
Statement of Financial Condition
December 31, 2005

Assets		
Cash	$	1,574,412
Cash and U.S. Government securities segregated in compliance with federal regulations		2,946,861
Deposits with clearing organizations		280,051
Receivable from parent and affiliated broker-dealer		6,118,045
Receivable from customers		8,923,785
Securities owned, at market value		967,971
Furniture, equipment and leasehold improvements - (net of accumulated depreciation and amortization of $253,091)		1,947,620
Other assets		723,374
Total assets	$	23,482,119
Liabilities and Stockholder's Equity		
Liabilities		
Payable to parent and affiliated broker-dealer	$	9,013,803
Payable to customers		5,010,373
Accrued compensation and other liabilities		4,103,499
Total liabilities		18,127,675
Subordinated borrowings		3,000,000
Commitments and contingencies (Note 7)		
Stockholder's equity		
Common stock, $100 par value; authorized 100,000 shares; issued and outstanding, 17,000 shares		1,700,000
Additional paid-in capital		300,000
Retained earnings		354,444
Total stockholder's equity		2,354,444
Total liabilities and stockholder's equity	$	23,482,119

The accompanying notes are an integral part of this financial statement.

1. Organization

Cazenove Incorporated (the "Company") is a wholly-owned subsidiary of Cazenove US Holdings Ltd., which is in turn wholly owned by Cazenove Holdings Limited Jersey, which is in turn ultimately owned by Cazenove Group, Ltd. (the "Parent"). The Company is a broker and dealer in domestic and foreign equity securities. The Company was incorporated under the laws of the state of Delaware, commenced operations in 1967 as a registered broker and dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Pacific Stock Exchange.

2. Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements
The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and U.S. Government Securities Segregated in Compliance with Federal Regulations
Cash includes demand deposits with a financial institution. Cash of $5,000 and U.S. Treasury bills with a market value of $2,941,861 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Transactions
Customers' securities transactions are recorded on a settlement date basis. Proprietary securities transactions are recorded on a trade date basis. Securities owned consist primarily of short-term U.S. Government securities and are carried at amortized cost which approximates market value. Fail to deliver and fail to receive transactions represent the contract value of securities which have not been received or delivered by settlement date. Commission revenues and related expenses are recorded on a trade date basis.

Furniture, Equipment and Leasehold Improvements
Furniture and equipment are recorded at cost and are depreciated using the straight-line method over estimated useful lives of 5 years for furniture and 3 years for equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful life or the term of the lease.

Fair Value of Financial Instruments
Financial instruments are carried at fair value or at amounts which approximate fair value as such assets are short term in nature.

Income Taxes
The Company uses the asset and liability method in providing for income taxes on all transactions that have been recognized in the financial statement. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. The Company has a net deferred tax asset of $526,483 as of December 31, 2005 primarily attributable to differences between book and tax for depreciation, rent and pension expenses. A valuation allowance is required to adjust a deferred tax asset if after the analysis of the positive and negative evidence, it is more likely than not that some or all of the

benefits related to the deferred tax asset will not be realized. No valuation allowance was required as of the date of the financial statement.

3. Transaction with Related Parties

The receivable from Parent and affiliated broker-dealer includes fail to deliver transactions of $5,046,505, commission income receivable of $956,024, and reimbursable expenses of $115,516.

The payable to Parent and affiliated broker-dealer includes fail to receive transactions of $8,959,917, accrued interest expense on subordinated borrowings of $15,000 and compensation payable of $38,886.

The Company earns all of its commission income from its Parent and affiliated companies for executing and clearing transactions in foreign and domestic equity securities.

4. Receivable from and Payable to Customers

Amounts receivable from and payable to customers include amounts due on cash transactions related to failure to receive or deliver securities transactions.

5. Fixed Assets

A summary of furniture, equipment and leasehold improvements at December 31, 2005 is as follows:

Furniture and equipment	$ 519,035
Leasehold improvements	1,681,676
	2,200,711
Less: Accumulated depreciation and amortization	(253,091)
	$ 1,947,620

6. Securities Owned, at Market Value

At December 31, 2005, securities owned, at market value consist of the following:

U.S. Government securities	$ 785,662
Equity securities	153,000
Warrants	29,309
	$ 967,971

7. Commitments and Contingencies

During December 2004, the Company entered into a noncancelable operating lease for office premises which extends through September 2015. The lease cost for office premises is subject to escalations based upon certain cost increases incurred by the landlord. In connection with the Company entering into the lease for office premises, the landlord has reimbursed the Company for leasehold improvements in the amount of $563,365. The Company has collateral of $785,662 of U.S. Treasury obligations maturing on February 26, 2006, for a letter of credit which is written in

favor of the landlord as security for the performance of the Company's obligations under the lease. Additionally, under the terms of the lease, the Company received 10 months of free rent. The Company amortizes the lease incentives over the life of the lease.

The total future minimum lease payments associated with this lease are as follows:

Year Ending	
2006	$ 696,524
2007	696,524
2008	696,524
2009	696,524
2010	709,328
2011 and thereafter	3,551,760
	$ 7,047,184

8. Subordinated Borrowings

At December 31, 2005, the Company had a subordinated note payable to Cazenove Group PLC bearing interest at 6% annually and maturing on April 30, 2007. The subordinated borrowings have been approved by the NASD as regulatory capital and, accordingly, are available in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company elected to compute its net capital requirement in accordance with the alternative method permitted by the Rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2005, the Company had net capital and excess net capital of $1,643,348 and $1,364,665, respectively. The ratio of net capital to aggregate debits is 11.8 to 1.

10. Pension Plan

The Company maintains an employee deferred compensation plan covering substantially all U.S. employees which qualifies under Section 401(k) of the Internal Revenue Code. The Company contributed $18,842 to the employee deferred compensation plan during the year ended December 31, 2005.

The Company maintains a defined benefit pension plan (the "Plan") covering substantially all U.S. employees meeting minimum age and service requirements. Plan benefits are based on the participant's annual earnings in the three consecutive highest paid years within the last ten years preceding retirement. It is the policy of the Company to fund the maximum amount that can be deducted for federal income tax purposes. The Company contributed $184,404 to the plan during the year ended December 31, 2005.

The following table provides a summary of the Plan's benefit obligations and assets and a statement of the funded status of the Plan for the year ended December 31, 2005, estimated by consulting actuaries:

Projected benefit obligation	$ 2,854,641
Fair value of plan assets	1,695,582
Unfunded status	$ 1,159,059
Benefit cost	359,121
Employer contributions	184,404
Participant contributions	-
Benefits paid	-

The accumulated benefit obligation for the Plan was $1,699,560 at December 31, 2005. The Company expects to contribute between $300,000 and $310,000 to the Plan in 2006. At December 31, 2005, the accrued pension liability on the statement of financial condition was $507,935.

Weighted-average assumptions used to determine benefit obligations at December 31, 2005 are as follows:

Discount rate	5.5 %
Expected long-term return on plan assets	8.0 %
Rate of compensation increase	4.0 %

Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31, 2005 are as follows:

Discount rate	6.5 %
Expected long-term return on plan assets	8.0 %
Rate of compensation increase	5.0 %

The Company's pension plan weighted-average asset allocation, by asset category, at December 31, 2005 is as follows:

Asset Category	**Target Allocation 2005**	**Actual Allocation 2005**
Equity securities	78.0 %	79.0 %
Debt securities	4.0 %	4.0 %
Money market securities	18.0 %	17.0 %
	100.0 %	100.0 %

The expected long-term rate of return for the Plan's assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation of each class. Based on respective market indices over the long-term, equity securities are expected to return 9% to 10%, debt securities are expected to return 4% to 5 1/2%, and money market securities are expected to

return 3% to 3 1/4%. The pension committee regularly monitors investment performance and target allocation ranges, and has discretion to make changes as deemed appropriate.

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year	Pension Benefits
2006	$ 191,836
2007	43,944
2008	-
2009	76,821
2010	30,025
2011 - 2015	142,017

Certain employees of the Company participate in the Parent's stock award plan which provide for the issuance of the Parent's stock related awards. The Parent charges the Company for its share of the related compensation cost.

11. Financial Instruments with Off-Balance-Sheet Risk

As a broker and dealer, the Company is engaged in the execution, settlement and financing of securities transactions, primarily in equities for institutional customers. The Company clears all customer transactions in foreign securities through affiliated securities dealers and other intermediaries on a delivery versus payment and receipt versus payment basis. In its role as a securities broker, the Company is interposed between buyers and sellers of securities which results in substantially paired receive and deliver transactions which reduce risk to the Company. The failure of the Company to timely deliver such securities may require such securities to be financed. Additionally, if securities transactions do not settle because of failure to perform by the counterparty, the Company may be required to discharge the obligation of the nonperforming party. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices which may result in a loss to the Company.

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company.

The Company seeks to control the aforementioned risks by requiring customers or counterparties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines and industry standards. The Company does not anticipate nonperformance by counterparties. The Company monitors its risk daily and has a policy of reviewing the credit standing of each counterparty with which it conducts business.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Board of Directors and Stockholder of
Cazenove Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of Cazenove Incorporated (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

As of December 31, 2005, the Company did not maintain effective controls over the accounting for income taxes. Specifically, the Company failed to perform an effective reconciliation of the deferred tax assets and the current income tax payable recorded in the financial statements to underlying supporting accounting transactions. This control deficiency resulted in an audit adjustment to the 2005 annual financial statements. In addition, this control deficiency could result in a misstatement to the income tax accounts that would cause a material misstatement of the Company's financial statements. Accordingly, PwC has concluded this control deficiency constitutes a material weakness.

As of December 31, 2005, the Company did not maintain effective controls over the valuation of its pension liability. Specifically, the Company failed to ensure that the expense and liability amounts reported from their third party actuary were recorded accurately in the financial statements. This control deficiency resulted in an audit adjustment to the 2005 annual financial statements. In addition, this control deficiency could result in a misstatement to the accrued pension accounts that would cause a material misstatement of the Company's financial statements. Accordingly, PwC has concluded this control deficiency constitutes a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 10, 2006